

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

May 22, 2017

Mr. Gregory Motto
Chief Financial Officer
International Speedway Corporation
One Daytona Boulevard
Dayton Beach, FL 32114

Re: International Speedway Corporation
Form 10-K for the Year Ended November 30, 2016
Filed January 27, 2017
File No. 000-02384

Dear Mr. Motto:

We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Melissa Raminpour

Melissa Raminpour
Branch Chief
Office of Transportation and Leisure